Exhibit 99.1

All regulatory approvals received for Sun Life Financial's purchase of Assurant's U.S. Employee Benefits business

TORONTO AND WELLESLEY, MA, Feb. 24, 2016 /CNW/ - On September 9, 2015, Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced an agreement with Assurant, Inc. ("Assurant") (NYSE: AIZ) to acquire Assurant's U.S. Employee Benefits business. The parties have now received all regulatory approvals required in connection with the transaction and the transaction is expected to close on or about March 1, 2016.

The foregoing statement concerning the anticipated closing of the purchase of Assurant's U.S. Employee Benefits business is a forward-looking statement. It represents the Company's current expectations regarding future events and is made within the meaning of the "safe harbour" provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2015, under the heading "Risk Factors" and other regulatory filings of ours filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of $891 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
Tel: 416-979-6345
gannon.loftus@sunlife.com

Investor Relations contact:
Greg Dilworth
Vice-President
Investor Relations
Tel: 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:15e 24-FEB-16